Exhibit 99.1

Chijet Motor Company Inc. Announces Issuance of Ordinary Shares to Holders of Contingent Value Rights

NEW YORK, September 5, 2025 — Chijet Motor Company, Inc. (NASDAQ: CJET) (the “Company”), a high-tech enterprise engaged in the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles today announced that, it issued a total of 640,850 class A ordinary shares of par value US$0.003 (the “Ordinary Shares”) to the holders of contingent value rights (“CVRs”) on record as of July 22, 2025 (the “Qualifying CVR Holders”) pro rata, based on their respective number of CVRs held. The record date for the Qualifying CVR Holders to receive such shares was July 22, 2025.

As certain earnout milestones provided in the Business Combination Agreement (the “BCA”) entered into by the Company on October 25, 2022, were not achieved for the calendar year ended December 31, 2024, two shareholders of the Company, Euroamer Kaiwan Technology Company Limited and Chijet Holdings Limited, surrendered a total of 640,850 Ordinary Shares (the “Earnout Shares”) to the Company for cancellation. Pursuant to the BCA, the Company shall issue the same number of Ordinary Shares as the Earnout Shares to be allocated among the Qualifying CVR Holders pro rata, based on their respective number of CVRs held. The total number of issued and outstanding CVRs is 1,300,706. Therefore, each CVR is entitled to 0.492694 Ordinary Shares.

A Qualifying CVR Holder who would otherwise be entitled to a fraction of an Ordinary Share (after aggregating all factional ordinary shares that would otherwise be received by such person) shall instead have the number of Ordinary Shares issued to such person rounded down in the aggregate to the nearest whole Ordinary Share.

About Chijet Motor Company, Inc.

The primary business of Chijet is the development, manufacture, sales, and service of traditional fuel vehicles and NEVs. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to NEV production upon completion of its construction. Chijet has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about Chijet, please visit www.chijetmotors.com.

Chijet Contact:

2888 Donshan Street
Gaoxin Automobile Industrial Park
Jilin City, JL. P.R.China
400-606-8888
EMAIL: bydongban@163.com

Forward-Looking Statements

This press release contains forward-looking statements as defined under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, formulated in accordance with the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. These statements, reflecting the Company’s projections about its future financial and operational performance, employ terms like ‘believes,’ ‘estimates,’ ‘anticipates,’ ‘expects,’ ‘plans,’ ‘projects,’ ‘intends,’ ‘potential,’ ‘target,’ ‘aim,’ ‘predict,’ ‘outlook,’ ‘seek,’ ‘goal,’ ‘objective,’ ‘assume,’ ‘contemplate,’ ‘continue,’ ‘positioned,’ ‘forecast,’ ‘likely,’ ‘may,’ ‘could,’ ‘might,’ ‘will,’ ‘should,’ ‘approximately,’ and similar expressions to convey the uncertainty of future events or outcomes. These forward-looking statements are based on the Company’s current expectations, assumptions, and projections, involving judgments about future economic conditions, competitive landscapes, market dynamics, and business decisions, many of which are inherently challenging to predict accurately and are largely beyond the Company’s control. Additionally, these statements are subject to a multitude of known and unknown risks, uncertainties, and other variables that could significantly diverge the Company’s actual results from those depicted in any forward-looking statement. These factors include, but are not limited to, varying economic conditions, competitive pressures, and regulatory changes. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.